Filed by CenturyLink, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a–12

of the Securities Exchange Act of 1934

Subject Company: Level 3 Communications, Inc.

Commission File No.: 001-35134

The following is electronic communication sent to the CenturyLink, Inc. employees:

Dear Colleagues,

The last couple of weeks have been an eventful time for us as we announced the agreement to acquire Level 3 Communications and an agreement to sell our data centers and colocation business to a consortium led by BC Partners. The combination of CenturyLink and Level 3 will create the second-largest domestic provider of enterprise communications services.

To successfully merge our two companies, we must move forward with focus and a sense of urgency on the exciting road to our integration of Level 3. Below is some information about our next steps on this important journey.

Announcing Clay Bailey as CenturyLink/Level 3 Integration Leader

I am pleased to share with you that Clay Bailey, Senior Vice President of CenturyLink Operational Transformation, will be leading the integration team bringing our great companies together. Over the past 24 years, Clay has held leadership positions in Regulatory and Government Affairs, Treasury, Sales and Regional Operations and, most recently, Operational Transformation. Clay has a passion for creating great customer experiences and this, along with his depth of knowledge and enthusiasm, gives me great confidence that he will lead us through a successful integration.

Additionally, Neel Dev, Level 3 Group Vice President, Finance, has been selected by Level 3 CEO Jeff Storey as Level 3’s integration team lead to work closely with Clay on integration planning. Neel has over 20 years of experience in the telecommunications industry and has been at Level 3 for 12 years. Neel is an experienced leader and will be focused on ensuring we maximize our opportunities together.

Clay and Neel will soon begin determining the various integration sub-teams and sub-team leaders required to develop and implement a comprehensive and successful integration plan. We are committed to keeping you updated on this and other important merger-related matters as they occur.

Day One

We expect to officially close the Level 3 transaction by the end of third quarter 2017, subject to the necessary regulatory approvals and the approvals of both companies’ shareholders. While this sounds like a long time between now and closing, we have much work to do to complete the necessary approvals and other closing conditions, while also developing and implementing a comprehensive integration plan to ensure we are ready to begin promptly following the close.

Until the transaction has closed, CenturyLink and Level 3 must continue to operate as separate entities focused on each of our respective business plans. I ask you to remain committed to providing our customers the same high-quality products and outstanding services they have come to expect from us.

I am certain we will all work together very well toward a successful Day One. Let me close by restating that this merger is a powerful combination for CenturyLink and Level 3. We believe Level 3 will bring significant scale to our network and our products and services portfolio. I am confident this great strategic combination will further enhance our ability to improve the lives of our customers by connecting them to the power of the digital world. I hope you share my enthusiasm about our future and the exciting days ahead.

Confidential

Forward Looking Statements

Except for the historical and factual information contained herein, the matters set forth in this document, including statements regarding the expected timing and benefits of the proposed transaction, such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as “will,” “estimates,” “expects,” “projects,” “plans,” “intends” and similar expressions, are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated or projected if one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect. Factors that could affect actual results include but are not limited to: the ability of the parties to timely and successfully receive the required approvals of regulatory agencies and their respective shareholders; the possibility that the anticipated benefits from the proposed transaction cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of Level 3’s operations with those of CenturyLink will be greater than expected; the ability of the combined company to retain and hire key personnel; the effects of competition from a wide variety of competitive providers, including lower demand for CenturyLink’s legacy offerings; the effects of new, emerging or competing technologies, including those that could make the combined company’s products less desirable or obsolete; the effects of ongoing changes in the regulation of the communications industry, including the outcome of regulatory or judicial proceedings relating to intercarrier compensation, interconnection obligations, access charges, universal service, broadband deployment, data protection and net neutrality; adverse changes in CenturyLink’s or the combined company’s access to credit markets on favorable terms, whether caused by changes in its financial position, lower debt credit ratings, unstable markets or otherwise; the combined company’s ability to effectively adjust to changes in the communications industry, and changes in the composition of its markets and product mix; possible changes in the demand for, or pricing of, the combined company’s products and services, including the combined company’s ability to effectively respond to increased demand for high-speed broadband service; the combined company’s ability to successfully maintain the quality and profitability of its existing product and service offerings and to introduce new offerings on a timely and cost-effective basis; the adverse impact on the combined company’s business and network from possible equipment failures, service outages, security breaches or similar events impacting its network; the combined company’s ability to maintain favorable relations with key business partners, suppliers, vendors, landlords and financial institutions; the ability of the combined company to utilize net operating losses in amounts projected; changes in the future cash requirements of the combined company; and other risk factors and cautionary statements as detailed from time to time in each of CenturyLink’s and Level 3’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”). There can be no assurance that the proposed acquisition or any other transaction described above will in fact be consummated in the manner described or at all. You should be aware that new factors may emerge from time to time and it is not possible for us to identify all such factors nor can we predict the impact of each such factor on the proposed transaction or the combined company. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this document. Unless legally required, CenturyLink and Level 3 undertake no obligation and each expressly disclaim any such obligation, to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

CenturyLink and Level 3 plan to file a joint proxy statement/prospectus with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement/prospectus and the filings that will be incorporated by reference in the joint proxy statement/prospectus, as well as other filings containing information about CenturyLink and Level 3, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to CenturyLink, 100 CenturyLink Drive, Monroe, Louisiana 71203, Attention: Corporate Secretary, or to Level 3, 1025 Eldorado Boulevard, Broomfield, Colorado 80021, Attention: Investor Relations.

Participants in the Solicitation

The respective directors and executive officers of CenturyLink and Level 3 and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyLink’s directors and executive officers is available in its proxy statement filed with the SEC by CenturyLink on April 5, 2016, and information regarding Level 3’s directors and executive officers is available in its proxy statement filed with the SEC by Level 3 on April 7, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.